Exhibit 1
Japan
This description of Japan is dated September 12, 2011 and appears as Exhibit 1 to Japan’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2011.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF OR GUARANTEED BY JAPAN.
TABLE OF CONTENTS

GENERAL	4
Area and Population	4
Government	4
Political Parties	4
International Organizations	5
Earthquake in Northeastern Japan	5
THE ECONOMY	7
General	7
Economic Policies	7
Gross Domestic Product and National Income	9
Industry	11
Energy	11
Price Indices	12
Labor	13
FOREIGN TRADE AND BALANCE OF PAYMENTS	14
Foreign Trade	14
Balance of Payments	17
Official Foreign Exchange Reserves	18
Foreign Exchange Rates	18
FINANCIAL SYSTEM	19
The Bank of Japan and Monetary Policy	19
Government Financial Institutions	19
Private Financial Institutions	20
GOVERNMENT FINANCE	20
Revenues, Expenditures and Budgets	20
Tax Structure	26
Fiscal Investment and Loan Program (“Zaito”)	26
DEBT RECORD	27
JAPAN PUBLIC DEBT	27
INTERNAL DEBT	28
Direct Debt of the Japanese Government	28
Debt Guaranteed by the Japanese Government	30
EXTERNAL DEBT	31
Debt Guaranteed by the Japanese Government	31
SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS	31

FURTHER INFORMATION
This document appears as an exhibit to Japan’s Annual Report filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K for the fiscal year ended March 31, 2011. Additional information with respect to Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.
In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on September 8, 2011, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥ 77.41 =$1.00, and the noon buying rate on September 2, 2011 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥ 76.79 =$1.00. See “Foreign Trade and Balance of Payments — Foreign Exchange Rates”.
References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

Japan
GENERAL
Area and Population
Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.
Japan has a total population of approximately 127.9 million (estimated as of August 1, 2011). It has one of the highest population densities in the world and approximately 23% of its people (estimated as of October 1, 2010) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan’s average annual rate of population increase during the years 2006-2010 showed a growth rate of 0.04%. Japan’s population increased 0.43% during the 12 months ended October 1, 2010.
Government
The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 480 members and a House of Councillors having 242 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving certain matters including the national budget and electing the Prime Minister.
The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.
Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.
Political Parties
Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on July 21, 2009 and an election was held on August 30, 2009. Three-hundred members were elected from single-member districts and 180 members were elected through a proportional representation process from 11 regional districts. The House of Councillors currently consists of 242 members who are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2010, 121 members were elected, of which 48 members were elected through a proportional representation system and 73 members were elected from 47 districts that correspond to the 47 prefectures of Japan. Currently, the House of Councillors consists of 121 members whose term expires in July 2013 and 121 members whose term expires in July 2016.

The following tables set forth the membership by political party of the House of Representatives as of June 3, 2011 and the House of Councillors as of August 28, 2011.

House of
Representatives
Democratic Party of Japan and Club of Independents	303
Liberal Democratic Party	118
New Komeito	21
Japanese Communist Party	9
Social Democratic Party	6
Your Party	5
People’s New Party, New Party Nippon	4
The Sunrise Party of Japan	2
Group for upholding the interest and life of the nation	2
Independents	9
Vacancies	1

Total	480

Source: House of Representatives.

House of
Councillors
The Democratic Party and The Shin-Ryokufukai	106
Liberal Democratic Party	82
New Komeito	19
Your Party	11
Japanese Communist Party	6
The Sunrise Party of Japan and New Renaissance Party	5
Social Democratic Party	4
The People’s New Party	3
Independents	6
Vacancies	0

Total	242

Source: House of Councillors.
International Organizations
Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International Development Association, International Finance Corporation, International Fund for Agricultural Development, Multilateral Investment Fund, Multilateral Investment Guarantee Agency, Asian Development Bank, African Development Bank, African Development Fund, European Bank for Reconstruction and Development, Inter-American Development Bank and Inter-American Investment Corporation. See “Subscriptions to International Financial Organizations”.
Earthquake in Northeastern Japan
On March 11, 2011, there was a massive earthquake and tsunami off the pacific coast of northeastern Japan. The earthquake and tsunami have caused widespread devastation, including the loss of a substantial amount of property and infrastructure in the affected regions. In addition, the earthquake and tsunami caused damage and equipment failure at the Fukushima Dai-ichi Nuclear Power Plant in Fukushima Prefecture that has resulted in the release of radioactive material. Furthermore, as a result of shortage for power, there have been government requests or concerted efforts among industry groups, communities and others to limit power consumption.

According to an estimate by the Cabinet Office issued on June 24, 2011, which did not take into account damage from the nuclear accident, the cost of damage to the capital such as buildings and infrastructure in the regions affected by the earthquake and tsunami is approximately as high as 16.9 trillion. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion and on July 25, 2011, a second supplementary budget of approximately ¥2 trillion were approved by the Diet for early restoration from the earthquake and tsunami.
On July 29, 2011, the Reconstruction Headquarters in response to the Great East Japan Earthquake issued “the Basic Guidelines for Reconstruction in response to the Great East Japan Earthquake”, which provided basic principles for the Japanese government’s immediate, short-term and medium to long-term policies for the recovery from the earthquake.
However, the long-term effects from the earthquake and its aftermath, including power shortages, release of radioactive material, interruption of supply chains and a general decline in economic activity in Japan, remain uncertain.

THE ECONOMY
General
Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.
Following the period of economic expansion from 2002 to 2007, the Japanese economy began to deteriorate, reflecting the weakening of the global economy as a result of such factors as the subprime loan crisis in the United States and increases in the prices of energy and raw materials. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan’s export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. In November 2008, the Japanese government announced that Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level. The GDP growth rate at constant prices (real GDP growth) in JFY 2010 turned positive to 2.3%, up from -2.4% in the previous fiscal year. The GDP growth rate at current prices (nominal GDP growth), which more directly reflects people’s sentiment toward the economy, also showed improvement in JFY 2010 to 0.4%, up from -3.7% in JFY 2009 after a decline for two consecutive fiscal years.

The Great East Japan Earthquake was the strongest earthquake ever recorded in Japan and triggered the country’s worst disaster of the post-war era. The earthquake and the accompanying tsunami resulted in an enormous loss of human life, as well as massive economic damage. According to an estimate by the Cabinet Office issued on June 24, 2011, which did not take into account damage from the nuclear accident, the cost of damage to the capital such as buildings and infrastructure in the regions affected by the earthquake and tsunami is approximately as high as ¥16.9 trillion.

Thus, JFY 2011 will be a year when Japan needs to aim for revitalization following the serious blows dealt by the earthquake. Some of the key points that will determine economic trends in the short term are the size of demand for recovery from the disaster, the speed of restoring supply chains, and the effectiveness of measures taken to deal with electricity shortages. It is expected that consumption and investment will improve amid continuing efforts toward recovery, and that exports will increase, thereby achieving relatively higher growth rate in the second half of the year.

The growth rate in FY2011 is expected to be –0.4% in nominal terms and 0.5% in real terms because of the impact of the Great East Japan Earthquake. The growth rate in FY2012 is expected to be in the mid-to-high 2% range in both nominal and real terms because of a steady increase in reconstruction-related demand, such as rebuilding damaged stock, generated by implementing the measures based on the “Basic Guidelines for Reconstruction in response to the Great East Japan Earthquake.”

It is necessary to take full account of the impact of electric power supply restrictions and the effects of the resulting increase in energy costs, as well as the risk of the outflow of businesses and human resources as a result of the earthquake. In addition, attention needs to be paid to the impact of growing uncertainty in the global economy and fluctuations in exchange rates on Japan’s economy.

Economic Policies
The government, based on the “Fiscal Management Strategy” adopted in a Cabinet meeting held in June 2010, will make steady progress toward fiscal consolidation. In this regard, in addition to the eradication of wasteful spendings and budget formulation to realize economic growth, it is indispensable to carry out comprehensive reforms of taxes, and the government will formulate an overall picture of a future tax system. To achieve the fiscal consolidation targets, the government will ensure necessary revenues.
Concrete fiscal consolidation targets are as stated below:
1.	Flow Targets
(1)	For the national and local governments primary balance
•	The deficit ratio to GDP shall be halved from the ratio in JFY 2010 by JFY 2015 at the latest; and
•	The surplus shall be achieved by JFY 2020 at the latest.
(2)	For the national government primary balance, the same targets as above shall be set.
(3)	In and after JFY 2021, efforts for fiscal consolidation shall be continued.
2.	Stock Target
In and after JFY 2021, a stable reduction in the ratio of public debt to GDP for both national and local governments shall be maintained.

The Great East Japan Earthquake brought about the shocks to the Japanese economy. The government will restart initiatives to revitalize Japan in order to underpin the reconstruction of East Japan and to deal with the challenges that Japan had been facing since prior to the earthquake.
The basic policies for economic and fiscal management after the earthquake are given below:
• The government will overcome the restrictions brought about by the earthquake—such as by restoring economic circulation as soon as possible—in a sequential and steady manner, strengthen the initiatives for achieving new growth and restore the growth potential of the Japanese economy.
• The need to ensure the sustainability of public finances and social security and maintain confidence in such institutions, which had been major issues since before the earthquake, has increased all the more because of the earthquake. As such, the government will promote sound initiatives for achieving this goal.
In accordance with the basic policies,
• The government will accelerate the necessary reforms with an eye toward achieving the same level of economic growth as was previously predicted for the medium to long-term.
• For public finances, the government will steadily move forward with fiscal consolidation on sound footing through measures such as assuring the sources of finance for reconstruction following the earthquake, the integrated reform of the social security and tax systems, and initiatives for government revitalization.
The government will perform medium to long-term analysis around the middle of 2011 in order to check up on the economic and financial outlook under the recognition that business trends must constantly be kept in mind for the sake of economic and fiscal management.
The government recognizes that Japan cannot just simply resume those activities which had been suspended by the earthquake in order to achieve revitalization. In line with the following basic principles, we will rebuild the economy, industry, and local communities with resilient structures through a “qualitative shift” in our strategy towards new growth, while also fostering the human resources to sustain these efforts.
1) Japan’s revitalization will underpin the reconstruction of East Japan, and the reconstruction of East Japan will serve as a trailblazing example for Japan’s revitalization
2) Establish economic and social structures that are fortified against enormous risks
3) Maintain confidence (public finances and social security, the Japan brand)
4) Concentrate allotment and investment on new growth under resource restrictions, such as those on financial resources and electric power
5) Realize local empowerment and private sector vitality
6) Revitalize the economy in an open manner by strengthening “kizuna” (the bonds of friendship)
7) Promote understanding in Japan and overseas regarding Japan’s revitalization

Gross Domestic Product and National Income
The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2006 through JFY 2010.
Gross Domestic Product

						Percentage
						of JFY
	JFY	JFY	JFY	JFY	JFY	2010
	2006	2007	2008	2009	2010	GDP
	(yen amounts in billions)
Total Consumption
Private sectors	¥290,331	¥293,644	¥287,283	¥280,679	¥279,280	58.7%
Public sectors	90,945	92,892	93,389	94,949	96,358	20.3

	381,277	386,536	380,672	375,627	375,639	79.0

Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	79,826	80,918	76,321	63,672	65,835	13.8
Residential Construction	18,750	16,603	16,404	12,906	12,946	2.7
Public sectors	21,232	20,344	19,575	21,263	19,342	4.1

	119,809	117,864	112,300	97,841	98,123	20.6

Additions to Business Inventories
Private sectors	2,528	3,119	769	(3,594)	(2,161)	-0.5
Public sectors	191	281	240	134	143	0.0

	2,719	3,400	1,009	(3,460)	(2,017)	-0.4
Net Exports of Goods and Services	7,134	8,004	(1,916)	4,028	4,035	0.8

Nominal Gross Domestic Expenditures	¥510,938	¥515,804	¥492,066	¥474,037	¥475,779	100.0%

Real Gross Domestic Expenditures (a)	¥552,471	¥562,520	¥539,561	¥526,453	¥538,510

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	22,700	26,630	23,092	18,051	18,305
Less: Imports of Goods and Services and Other Payments Abroad	(7,702)	(9,021)	(7,795)	(5,249)	(5,315)

	14,999	17,610	15,298	12,801	12,990

Gross National Income	¥525,936	¥533,414	¥507,364	¥486,838	¥488,769
Percentage Changes of GDP from Previous Year
At Nominal Prices	1.5%	1.0%	-4.6%	-3.7%	0.4%
At Real Prices (a)	2.3	1.8	-4.1	-2.4	2.3
Deflator	-0.7	-0.9	-0.5	-1.3	-1.9

(a)	Real prices are based on calendar year 2000.
Source: Economic and Social Research Institute, Cabinet Office.

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended June 30, 2011.
Quarterly Gross Domestic Product(a)

	JFY 2009			JFY 2010				JFY 2011
	Second	Third	Fourth	First	Second	Third	Fourth	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Nominal Gross Domestic Expenditures (b)	¥468,773	¥472,346	¥482,402	¥478,011	¥480,785	¥476,020	¥469,079	¥462,294

Real Gross Domestic Expenditures (b)(c)	¥518,796	¥527,271	¥539,275	¥538,540	¥543,741	¥540,272	¥535,376	¥533,596

Percentage Changes of GDP from the Previous Quarter At Nominal Prices (d)	-0.8%	0.8%	2.1%	-0.9%	0.6%	-1.0%	-1.5%	-1.4%

At Real Prices (c)(d)	-0.5	1.6	2.3	-0.1	1.0	-0.6	-0.9	-0.3

Deflator(d)	-0.3	-0.9	-0.1	-0.8	-0.4	-0.4	-0.6	-1.1

(a)	Quarterly GDP financial data are subject to change.

(b)	Numbers are based on seasonally-adjusted GDP figures.

(c)	Real prices are based on calendar year 2000.

(d)	Percentage changes are based on seasonally-adjusted GDP figures.
Source: Economic and Social Research Institute, Cabinet Office.
The following table sets forth national income for calendar year 2005 through calendar year 2009.
National Income

	2005	2006	2007	2008	2009
	(yen amounts in billions)

Domestic Factor Income	¥356,622	¥356,291	¥361,666	¥349,001	¥323,353
Net Income from Abroad	11,849	14,418	17,238	16,748	12,919

National Income at Factor Cost	¥368,471	¥370,709	¥378,904	¥365,749	¥336,272

Percentage Changes of Income at Factor Cost from Previous Year	2.2%	0.6%	2.2%	-3.5%	-8.1%

Source: Economic and Social Research Institute, Cabinet Office.

Industry
The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2005 through calendar year 2009.
GDP by Industrial Sectors (at nominal prices)

	2005	2006	2007	2008	2009
Industry
Agriculture, Forestry and Fisheries	1.5%	1.5%	1.4%	1.4%	1.4%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	21.5	21.2	21.2	20.4	18.0
Construction	6.4	6.3	6.1	5.9	6.2
Electric Power Generation, Gas and Water	2.4	2.3	2.0	1.8	2.3
Wholesale and Retail Trade	13.8	13.4	13.6	13.7	12.5
Finance and Insurance	7.0	6.9	6.7	5.9	5.8
Real Estate	12.0	11.9	11.9	12.3	13.2
Transportation and Communication	6.7	6.6	6.6	6.8	6.8
Services	21.5	21.8	22.1	22.5	23.5

Total	92.7	92.1	91.5	90.8	89.9
Public Services
Electric Power Generation, Gas and Water	1.0	1.0	1.0	1.0	1.1
Services	2.7	2.6	2.6	2.6	2.7
Public Administration	5.7	5.7	5.7	5.9	6.2

Total	9.4	9.3	9.3	9.5	10.0
Non-Profit Services	2.0	2.1	2.1	2.1	2.3

Total	104.1%	103.5%	102.9%	102.5%	102.1%

Source:	Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.
Energy
The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2005 through JFY 2009.

	Sources of Primary Energy Supplied
	Total Primary Energy
JFY	Supplied (peta-joule)	Oil	Coal	Nuclear	Natural Gas	Other
2005	23,784	48.9	20.3	11.3	13.8	5.6
2006	23,773	47.0	20.5	11.2	15.1	6.1
2007	23,855	47.0	21.3	9.7	16.3	5.7
2008	23,218	46.4	21.4	9.7	16.7	5.8
2009	21,752	45.2	20.3	11.1	17.4	6.0

Source:	Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.
The table below sets forth information regarding crude oil imports for JFY 2006 through JFY 2010.

	JFY	JFY	JFY	JFY	JFY
	2006	2007	2008	2009	2010
Volume of imports (thousand kilo-liters per day)	667	666	637	583	589
Cost of imports (c.i.f. in billions of yen)	¥11,364	¥13,693	¥13,640	¥8,587	¥9,755
Average price (c.i.f. in yen kilo-liters)	¥46,659	¥56,335	¥58,542	¥40,374	¥45,369

Source:	Customs and Tariff Bureau, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. Recently, as the demand for oil in emerging economies such as China and India has expanded and the geopolitical tension in the Middle East worsened, crude oil prices increased significantly.
Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.
The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2005 through JFY 2009.

	JFY	JFY	JFY	JFY	JFY
	2005	2006	2007	2008	2009
Electric power generating capacity (a):			(megawatts)
Fossil Fuel	175,779	176,350	176,412	179,324	181,736
Nuclear	49,580	49,467	49,467	47,935	48,847
Hydro-electric	47,357	47,375	47,637	47,949	47,966
Other	1,467	1,796	2,072	2,302	2,549

Total	274,183	274,988	275,588	277,511	281,099

Electric power generation:			(gigawatt-hour)
Fossil Fuel	761,841	755,084	841,289	798,930	742,522
Nuclear	304,755	303,426	263,832	258,128	279,750
Hydro-electric	86,350	97,340	84,234	83,504	83,832
Other	4,981	5,260	5,676	5,708	6,518

Total	1,157,926	1,161,110	1,195,032	1,146,269	1,112,622

(a)	At the end of fiscal year — March 31.
Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.
Price Indices
The table below sets forth information concerning changes in Japan’s wholesale and consumer price indices for the periods indicated.

	Corporate Goods		Consumer Price
	Price Index(a)		Index(b)
		Annual		Annual
	Index(c)	% Change	Index	% Change

2006	102.2	2.2	100.3	0.3
2007	104.0	1.8	100.3	0.0
2008	108.7	4.5	101.7	1.4
2009	103.0	-5.2	100.3	-1.4
2010	102.8	-0.2	99.6	-0.7

(a)	All commodities. Calendar year 2005=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.

(b)	General index. Calendar year 2005=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.

(c)	Indices are calculated using the monthly averages.

Labor
The number of employees had been on an upward trend from 2004 to 2007, but has decreased since 2008. In 2009, the average employment was estimated at 62.8 million, of which 25.4% were employed in mining, manufacturing and construction, 4.2% were employed in agriculture, forestry and fisheries, and 70.5% in services and other sectors. In 2010, the average employment was estimated at 62.6 million, of which 24.8% were employed in mining, manufacturing and construction, 4.0% were employed in agriculture, forestry and fisheries, and 71.2% were employed in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2010, but has gradually decreased since the end of 2010. It ranged between 4.9% and 5.2% during 2010. The unemployment rate was 4.7% for April, 4.5% for May, 4.6% for June and 4.7% for July, the most recent four months for which statistics are available. (Note: due to the impacts of the Great East Japan Earthquake, it has become difficult to conduct a labor search in the following prefectures, Iwate, Miyagi and Fukushima. For this reason, the nationwide unemployment rate after March 2011, does not include these three prefectures.)
The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

			Industrial
	Wage Index(a)		Production Index(b)
		Annual		Annual
	Index	% Change	Index	% Change

2006	100.2	0.3	104.5	4.5
2007	99.2	-1.0	107.4	2.8
2008	98.9	-0.3	103.8	-3.4
2009	95.1	-3.8	81.1	-21.9
2010	95.7	0.6	94.4	16.4

(a)	Calendar year 2005=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.

(b)	Calendar year 2005=100. Source: Ministry of Economy, Trade and Industry.

(c)	Indices are calculated using the monthly averages.

FOREIGN TRADE AND BALANCE OF PAYMENTS
Foreign Trade
Japan is one of the leading trading nations of the world, ranking fourth to China, United States and Germany in merchandise exports and ranking fourth to the United States, China and Germany in merchandise imports among the IMF member countries in 2010.
The trade surplus decreased from ¥7,902 billion in 2006 to ¥6,635 billion in 2010 as exports decreased. However, as the increase in exports had been greater than that of imports in 2010, the trade surplus increased to ¥6,635 billion compared to ¥2,671 billion in the previous year.
The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)
Foreign Trade of Japan

							Terms of
	Value Index(a)		Quantum Index(a)		Unit Value(a) Index		Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2006	114.6	118.3	107.7	103.8	106.4	113.9	93.4
2007	127.8	128.4	112.9	103.7	113.2	123.9	91.4
2008	123.4	138.6	111.2	103.0	111.0	134.6	82.5
2009	82.5	90.4	81.6	88.2	101.1	102.5	98.6
2010	102.7	106.7	101.4	100.5	101.3	106.2	95.4

(a)	Calendar year 2005=100.

(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.
Source: Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2006		2007		2008		2009		2010
	(yen amounts in billions)

JAPAN’S EXPORTS
Textile Products	¥978	1.3%	¥1,033	1.2%	¥941	1.3%	¥715	1.3%	¥783	1.2%
Metals and Metal Products	5,783	7.7	6,719	8.0	7,152	8.8	4,725	8.7	5,993	8.9
Machinery and Equipment:
Ships	1,586	2.1	1,751	2.1	1,995	2.5	2,018	3.7	2,242	3.3
Motor Vehicles	12,300	16.3	14,317	17.1	13,736	17.0	6,693	12.4	9,174	13.6
TV and Radio Receivers	435	0.6	291	0.3	216	0.3	104	0.2	110	0.2
Motorcycles	745	1.0	739	0.9	597	0.7	296	0.5	274	0.4
Scientific and Optical Instruments	2,469	3.3	2,090	2.5	2,024	2.5	1,578	2.9	2,014	3.0
Other	34,159	45.4	37,424	44.6	34,916	43.1	23,247	42.9	29,516	43.8

Total Machinery and Equipment	51,694	68.7	56,614	67.5	53,484	66.0	33,936	62.6	43,330	64.3
Chemicals	6,794	9.0	7,745	9.2	7,269	9.0	5,780	10.7	6,925	10.3
Foods and Beverages	358	0.5	417	0.5	403	0.5	366	0.7	406	0.6
Other Exports	9,639	12.8	11,403	13.6	11,768	14.5	8,650	16.0	9,963	14.8

Grand Total	¥75,246	100.0%	¥83,931	100.0%	¥81,018	100.0%	¥54,171	100.0%	¥67,400	100.0%

JAPAN’S IMPORTS
Foods and Beverages	¥5,710	8.5%	¥6,041	8.3%	¥6,212	7.9%	¥4,999	9.7%	¥5,199	8.6%
Raw Materials	4,733	7.0	5,670	7.8	5,538	7.0	3,395	6.6	4,766	7.8
Chemicals	4,909	7.3	5,471	7.5	5,737	7.3	4,583	8.9	5,379	8.9
Mineral Fuels:
Petroleum	11,535	17.1	12,279	16.8	16,262	20.6	7,564	14.7	9,406	15.5
Coal	1,612	2.4	1,740	2.4	3,051	3.9	2,057	4.0	2,111	3.5
Other	5,510	8.2	6,187	8.5	8,346	10.6	4,581	8.9	5,881	9.7

Total Mineral Fuel	18,657	27.7	20,206	27.6	27,658	35.0	14,202	27.6	17,398	28.6
Machinery and Equipment	19,206	28.5	20,239	27.7	18,736	23.7	13,518	26.2	16,070	26.4
Other Imports	14,129	21.0	15,508	21.2	15,072	19.1	10,803	21.0	11,952	19.7

Grand Total	¥67,344	100.0%	¥73,136	100.0%	¥78,955	100.0%	¥51,499	100.0%	¥60,765	100.0%

Source:	The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2006		2007		2008		2009		2010
	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	¥35,776	47.5%	¥40,400	48.1%	¥39,966	49.3%	¥29,338	54.2%	¥37,827	56.1%
China	10,794	14.3	12,839	15.3	12,950	16.0	10,236	18.9	13,086	19.4
(Asia NIES)	17,469	23.2	18,796	22.4	17,885	22.1	12,717	23.5	15,968	23.7
(ASEAN)	8,875	11.8	10,241	12.2	10,726	13.2	7,499	13.8	9,882	14.7
Oceania	1,801	2.4	2,104	2.5	2,200	2.7	1,409	2.6	1,796	2.7
Australia	1,453	1.9	1,669	2.0	1,793	2.2	1,135	2.1	1,392	2.1
North America	18,092	24.0	18,135	21.6	15,331	18.9	9,456	17.5	11,191	16.6
U.S.A.	16,934	22.5	16,896	20.1	14,214	17.5	8,733	16.1	10,374	15.4
Canada	1,158	1.5	1,238	1.5	1,116	1.4	723	1.3	817	1.2
Central and South America	3,555	4.7	4,130	4.9	4,247	5.2	3,085	5.7	3,874	5.7
Western Europe	11,045	14.7	12,329	14.7	11,445	14.1	7,077	13.1	8,004	11.9
EU	10,912	14.5	12,398	14.8	11,430	14.1	6,749	12.5	7,616	11.3
Central and Eastern Europe, Russia etc.	1,643	2.2	2,389	2.8	2,932	3.6	905	1.7	1,435	2.1
Russia	821	1.1	1,265	1.5	1,714	2.1	307	0.6	703	1.0
Middle East	2,233	3.0	3,078	3.7	3,508	4.3	2,013	3.7	2,216	3.3
Africa	1,099	1.5	1,365	1.6	1,389	1.7	886	1.6	1,057	1.6

Total	¥75,246	100.0%	¥83,931	100.0%	81,018	100.0%	¥54,171	100.0%	¥67,400	100.0%

JAPAN’S IMPORTS
Asia	¥29,360	43.6%	¥31,564	43.2%	¥32,034	40.6%	¥22,989	44.6%	¥27,511	45.3%
China	13,784	20.5	15,035	20.6	14,830	18.8	11,436	22.2	13,413	22.1
(Asia NIES)	6,590	9.8	6,543	8.9	6,288	8.0	4,435	8.6	5,377	8.8
(ASEAN)	9,299	13.8	10,239	14.0	11,076	14.0	7,268	14.1	8,844	14.6
Oceania	3,691	5.5	4,189	5.7	5,378	6.8	3,542	6.9	4,327	7.1
Australia	3,248	4.8	3,673	5.0	4,922	6.2	3,242	6.3	3,948	6.5
North America	9,037	13.4	9,530	13.0	9,371	11.9	6,378	12.4	6,876	11.3
U.S.A.	7,911	11.7	8,349	11.4	8,040	10.2	5,512	10.7	5,911	9.7
Canada	1,118	1.7	1,174	1.6	1,323	1.7	858	1.7	958	1.6
Central and South America	2,373	3.5	2,842	3.9	2,863	3.6	1,878	3.6	2,485	4.1
Western Europe	7,581	11.3	8,299	11.3	7,999	10.1	6,137	11.9	6,419	10.6
EU	6,955	10.3	7,663	10.5	7,292	9.2	5,518	10.7	5,821	9.6
Central and Eastern Europe, Russia etc.	1,065	1.6	1,602	2.2	1,784	2.3	1,085	2.1	1,729	2.8
Russia	774	1.1	1,242	1.7	1,389	1.8	826	1.6	1,412	2.3
Middle East	12,692	18.8	13,370	18.3	17,351	22.0	8,640	16.8	10,387	17.1
Africa	1,541	2.3	1,736	2.4	2,172	2.8	849	1.6	1,031	1.7

Total	¥67,344	100.0%	¥73,136	100.0%	¥78,955	100.0%	¥51,499	100.0%	¥60,765	100.0%

Source:	The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Balance of Payments
In 2006, the Current Account surplus increased to ¥19,849 billion, primarily due to an increase in income and a decrease in the deficit in Services. In 2007, the Current Account surplus expanded to ¥24,794 billion due to a substantial increase in the Trade Balance. In 2008, the Current Account surplus significantly decreased to ¥16,380 due to a substantial decrease in the Balance on Goods and Services as well as Trade Balance. In 2009, the Current Account surplus further decreased to ¥13,287 billion due to a substantial decrease in exports and imports. In 2010, the Current Account surplus increased to ¥17,171 due to a substantial increase in the Trade Balance.
Balance of Payments of Japan

	2006	2007	2008	2009	2010
	(in billions)
Current Account	¥19,849	¥24,794	¥16,380	¥13,287	¥17,171
Balance on Goods and Services	7,346	9,825	1,890	2,125	6,565
Trade Balance	9,464	12,322	4,028	4,038	7,979
Exports (f.o.b.)	71,631	79,725	77,335	50,857	63,922
Imports (f.o.b.)	62,167	67,403	73,307	46,819	55,943
Services	(2,118)	(2,497)	(2,138)	(1,913)	(1,414)
Income	13,746	16,327	15,842	12,325	11,698
Current Transfers	(1,243)	(1,358)	(1,352)	(1,164)	(1,092)
Capital and Financial Account (a)	(12,467)	(22,538)	(18,390)	(12,645)	(11,998)
Balance on Financial Account	(11,913)	(22,065)	(17,831)	(12,179)	(11,564)
Assets	(7,499)	(31,752)	8,158	27,953	(46,941)
Liabilities	(4,414)	9,687	(25,989)	(40,133)	(68,694)
Capital Account	(553)	(473)	(558)	(465)	(434)
Changes in Reserve Assets (b)	(3,720)	(4,297)	(3,200)	(2,527)	(3,793)
Errors and Omissions	(3,663)	2,042	5,210	1,884	(1,381)

(a)	Numbers in parentheses indicate outflows of capital resulting from either increases in assets or decreases in liabilities.

(b)	Parenthesis for change in Reserve Assets represents an increase in reserve assets.

Source: Balance of Payments Monthly, Ministry of Finance.

Official Foreign Exchange Reserves
The following table shows the breakdown of Japan’s official foreign exchange reserves as of the end of the years indicated.
Official Foreign Exchange Reserves(a)

			IMF	Special
		Foreign	Reserve	Drawing
As of December 31,	Gold(b)	Exchange	Position	Rights	Total
	(in millions)

2006	$15,639	$874,596	$1,933	$2,812	$895,320
2007	20,580	947,987	1,395	3,034	973,365
2008	21,281	1,003,300	2,659	3,033	1,030,647
2009	27,161	996,552	4,313	20,968	1,049,397
2010	34,695	1,035,817	4,608	20,626	1,096,185

(a)
The foreign exchange reserves, which are officially recorded in U.S. dollars by the Ministry of Finance, do not include: (i) net balance of bilateral accounts between the Bank of Japan and foreign central banks, and (ii) foreign exchange holdings of commercial banks.

(b)	Until 1999, gold was valued at SDR 35 per ounce. Since 2000, the valuation of gold has been changed to reflect marked-to-market values.

Source: International Reserves/Foreign Currency Liquidity, Ministry of Finance.
Foreign Exchange Rates
The following table sets forth the high, low and average daily interbank rate for the U.S. dollar in the Tokyo foreign exchange market for the years indicated.

	2006	2007	2008	2009	2010
Average (Central Rate)	¥116.31	¥117.77	¥103.39	¥93.61	¥87.75
High	119.80	124.14	110.48	101.24	94.70
Low	109.02	107.29	87.19	84.82	80.24

Source: Foreign Exchange, Bank of Japan.

FINANCIAL SYSTEM
The Bank of Japan and Monetary Policy
The Bank of Japan (“BOJ”), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of August 31, 2011, the BOJ had total assets of ¥141,483 billion.
One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and uncollateralized overnight call rate on a daily basis through market operations, along with monetary policy decided at the BOJ Policy Board Meetings. From March 2001 to March 2006, in order to fight deflation and revive the Japanese economy, the BOJ had implemented the quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced the exit from the quantitative easing policy and the return to monetary policy that targets policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. Since the fall of 2008, however, when the turmoil in global financial markets intensified, the BOJ implemented various monetary policy measures including reductions in the policy interest rate. It decreased the policy interest rate to 0.3% in October 2008, and further to 0.1% in December 2008. Furthermore, in October 2010, in order to further enhance monetary easing, the BOJ implemented a comprehensive monetary easing policy, which included the establishment of an Asset Purchase Program to purchase financial assets, including risk assets. In March 2011, due to the Great East Japan Earthquake, the BOJ increased the amount of purchases of financial assets under the Program.
The following table sets forth the principal economic indicators relating to monetary policy from 2006 through 2010.

	Current					Loan and Bills Discounts
	Account					Domestically Licensed
	Balances(a)	Monetary Base		Money Stock		Banks
			Annual%		Annual%		Annual%
		Total(b)	Change	Total(b)	Change	Total(b)	Change
		(yen amounts in billions)

2006	17,222	96,098	-13.3	708,427	1.0	415,577	1.7
2007	8,684	88,631	-6.9	719,577	1.6	417,639	0.5
2008	8,166	88,762	0.2	734,583	2.1	436,848	4.6
2009	12,922	93,919	5.8	754,462	2.7	428,567	-1.9
2010	16,765	98,429	4.8	775,359	2.8	420,417	-1.9

(a)	Average amounts outstanding.

Source: Bank of Japan Statistics, Bank of Japan.
Government Financial Institutions
The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation (“JFC”), the successor to the functions of the international financial operations of Japan Bank for International Cooperation (“JBIC”), National Life Finance Corporation (“NLFC”), Japan Finance Corporation for Small and Medium Enterprise (“JASME”), and Agriculture, Forestry and Fisheries Finance Corporation (“AFC”), whose main purposes are to contribute to the sound development of Japan and the international economy and society and to the improvement of the quality of the national life. They also include Japan Finance Organization for Municipalities (“JFM”) (the successor of the Japan Finance Corporation for Municipal Enterprises), The Government Housing Loan Corporation, and The Okinawa Development Finance Corporation (“ODFC”), whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. (“DBJ”) and The Shoko Chukin Bank (“SCB”), which will be privatized.

The central government has been steadily promoting reform of governmental financial institutions. The “Outline of Administrative Reforms” decided by the cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of small and Efficient Government (the “Administrative Reform Promotion Act”), which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and would be privatized, (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, with the functions of ODFC to be also transferred to JFC after 2012, and the overseas economic cooperation operations of JBIC were transferred to the Japan International Cooperation Agency, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by JFM, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.
With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the “DBJ Act”), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that time period, the DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ that it currently owns (the “full privatization”), and that steps would be taken to abolish the DBJ Act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the “Amendment Act”), which, as part of the Japanese government’s response to economic and financial crises, enables the Japanese government to strengthen DBJ’s financial base through capital injections up to the end of March 2012. In addition, under the Amendment Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2012. Further, the Amendment Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ shares, by the end of fiscal year 2011, and until such time, the Japanese government shall not be disposing of the DBJ’s shares held by it. Additionally, on May 2, 2011, in order to address the Great East Japan Earthquake of March 11, 2011, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the “Extraordinary Expenditure Act”). The Extraordinary Expenditure Act enables to the Japanese government to strengthen DBJ’s financial base through capital injection through March 2015 so that DBJ can smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ’s shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ’s shares held by it.
With regard to (2) above, on April 28, 2011, the Japanese Diet approved The Japan Bank for International Cooperation Act (Act No. 39 of 2011) (the “JBIC Act”). The JBIC Act provides that, on April 1, 2012, JBIC will spin off from JFC in order to strengthen the functions of JBIC.
Private Financial Institutions
According to the Financial Services Agency, the private banking system included five city banks, as of April 25, 2011, and 106 local banks (including the Saitama Resona Bank), as of February 21, 2011, whose business corresponds roughly to that of commercial banks in the United States, as well as four major trust banks.
There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.
GOVERNMENT FINANCE
Revenues, Expenditures and Budgets
The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year.

The government endorsed “Fiscal Management Strategy” on June 22, 2010, and in its strategy the government set up the following targets for advancing fiscal consolidation.
•	Halving the primary deficit (of both central and local governments) in percent of GDP by JFY 2015 at latest.

•	Achieving a primary surplus (of both central and local governments) by JFY 2020 at latest.

•	Achieving stable reduction in the amount of public debt relative to GDP from JFY 2021.
The Japanese government’s JFY 2011 budget outline is as follows: 1) Aiming to steadily implement the New Growth Strategy (Cabinet Decision on June 18, 2010) focusing on growth and employment, 2) Aiming to steadily implement policies in the Roadmap of the DPJ Manifesto under the philosophy of “Putting People’s Lives First”, 3) Maintaining fiscal discipline in the “Fiscal Management Strategy” (Overall Expenditure Limit is approximately 71 trillion yen; Government bond issuance is approximately 44 trillion yen).
After the Great East Japan Earthquake, the government swiftly formulated a first supplementary budget and the diet passed it on May 2, 2011. This budget included the expenses that would be required during the current fiscal year for the initial phases of the restoration. Additionally, to maintain confidence in the bond market, expenditures authorized by the first supplementary budget are being funded by reallocating or reducing expenditures that had been previously authorized and not by issuing additional bonds.
Given the current state of recovery efforts, the government formulated a second supplementary budget in order to employ any all possible measures to address the situation. The expenditures in the second supplementary budget are funded by carried-out surplus from JFY 2010, and no additional bonds were issued.
The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:
•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•
Special Accounts. The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of April 1, 2011, the government has 17 special accounts.

•	Government-Affiliated Agencies. The government-affiliated agencies are government-owned corporations which consist of three financial corporations.
The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2005 through JFY 2010, and the budget for JFY 2011.
Summary of Consolidated General and Special Accounts(a)

						JFY
						2010
						(Provisional
						results as of
	JFY	JFY	JFY	JFY	JFY	December	JFY 2011
	2005	2006	2007	2008	2009	31, 2010)	Initial Budget
	(in billions)
REVENUES
Total Revenues, General Account	¥89,000	¥84,413	¥84,553	¥89,208	¥107,114	¥100,669	¥92,412
Total Revenues, Special Accounts	452,141	501,536	395,920	387,740	377,893	402,426	400,020
Less: Inter-Account Transactions (c)	257,939	282,768	233,244	240,977	238,727	253,133	259,745

Total Consolidated Revenues	¥283,202	¥303,181	¥247,230	¥235,971	¥246,280	¥249,962	¥232,687

EXPENDITURES
Total Expenditures, General Account	¥85,520	¥81,445	¥81,843	¥84,697	¥100,973	¥100,531	¥92,412
Total Expenditures, Special Accounts	401,184	450,580	353,283	359,198	348,060	361,591	384,885
Less: Inter-Account Transactions (c)	256,520	281,102	231,611	239,115	236,323	250,476	257,021

Total Consolidated Expenditures	¥230,183	¥250,923	¥203,515	¥204,781	¥212,710	¥211,646	¥220,275

Surplus of Consolidated Revenues over Consolidated Expenditures	¥53,019	¥52,258	¥43,715	¥31,190	¥33,570	¥38,315	¥12,411

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.

(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub-accounts of the Special Accounts.

Source: Budget, Ministry of Finance.

General Account

						JFY	JFY
						2010	2011
	JFY	JFY	JFY	JFY	JFY	Revised	Revised
	2005	2006	2007	2008	2009	Budget (a)	Budget
	(in billions)
REVENUES
Tax and Stamp Revenues	¥49,065	¥49,069	¥51,018	¥44,267	¥38,733	¥39,643	¥40,927
Carried-over Surplus	4,001	3,481	2,967	2,711	4,511	2,200	1,999
Government Bond Issues	31,269	27,470	25,382	33,168	51,955	44,303	44,298
Income from Operation	16	16	16	16	15	16	16
Gains from Deposition of Assets	332	275	294	248	145	809	297
Miscellaneous Receipts	4,317	4,102	4,876	8,080	11,755	9,757	7,179
Receipt of the Settlement Adjustment Fund	—	—	—	718	—	—	—

Total Revenues	¥89,000	¥84,413	¥84,553	¥89,208	¥107,114	¥96,728	¥94,715

EXPENDITURES
Local Allocation Tax Grants, etc.	¥17,441	¥16,701	¥14,932	¥15,679	¥16,573	¥18,790	¥17,435
National Debt Service	18,736	18,037	19,290	19,166	18,445	20,236	21,549
Social Security	20,603	20,555	21,141	22,562	28,716	28,645	26,427
Public Works	8,391	7,709	7,257	6,921	8,353	6,359	6,174
Education and Science	5,701	5,331	5,458	5,487	6,158	5,834	5,798
National Defense	4,878	4,817	4,758	4,803	4,811	4,800	4,946
Former Military Personnel Pensions	1,065	992	941	856	781	714	643
Economic Assistance	784	784	787	800	801	726	483
Food Supply	657	610	674	1,051	1,036	1,195	1,382
Energy	493	471	866	868	994	844	963
Promotion of SMEs	237	240	418	1,074	2,915	774	774
Transfer to the Industrial Investment Special Account	71	48	20	—	—	—	—
Financial Aid upon Repayment of Public Investments in Connection with the Structural Reform	1,130	—	—	—	—	—	—
Miscellaneous	5,335	5,152	5,301	5,431	11,391	5,793	6,991
Contingencies	—	—	—	—	—	300	350
Emergency Stimulus Package	—	—	—	—	—	—	—
Contingencies for Economic Crisis Response and Regional Revitalization (b)	—	—	—	—	—	1,000	—
Contingencies for Restoration and Reconstruction from the Great East Japan Earthquake (C)	—	—	—	—	—	—	800
Refund to the Settlement Adjustment Fund	—	—	—	—	—	718	—

Total Expenditures	¥85,520	¥81,445	¥81,843	¥84,697	¥100,973	¥96,728	¥94,715

Surplus of Revenues over Expenditures	¥3,481	¥2,967	¥2,711	¥4,511	¥6,141	¥—	¥—

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2010 General Accounts are not available.

(b)	Newly established effective JFY 2010.

(c)	Newly established effective JFY 2011.

Source: Budget, Ministry of Finance.

Special Accounts

	JFY		JFY		JFY		JFY		JFY		JFY 2010		JFY 2011
	2005		2006		2007		2008		2009		Revised Budget (a)		Revised Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)

Fiscal Loan Program Funds (b)	¥47,875	¥43,925	¥70,869	¥68,029	¥39,010	¥36,526	—	—	—	—	—	—	—	—
Fiscal Investment and Loan Program (b)	—	—	—	—	—	—	¥42,834	¥40,457	¥39,299	¥37,749	¥37,229	¥36,221	¥41,923	¥41,112
Government Bonds Consolidation Fund	223,650	189,143	256,326	221,424	205,113	176,778	194,752	178,284	186,333	165,602	196,871	176,871	208,427	196,427
Foreign Exchange Fund	3,015	50	3,911	379	4,553	627	3,925	549	3,106	183	2,696	2,034	2,389	1,605
Local Allocation and Local Transfer Tax	72,876	70,840	74,822	72,795	51,366	50,214	51,207	50,577	52,214	51,435	54,977	54,774	54,914	53,704
Measures for Petroleum and the Advancement of Energy Demand and Supply Structure (c)	2,670	2,232	2,266	1,971	—	—	—	—	—	—	—	—	—	—
Measure for Energy (c)	—	—	—	—	2,764	2,402	2,673	2,382	2,650	2,361	2,389	2,389	4,552	4,552
Welfare Insurances (d)	52,593	51,447	45,383	44,117	—	—	—	—	—	—	—	—	—	—
Seamen’s Insurances	71	64	69	63	68	63	67	63	55	48	—	—	—	—
National Advanced Medical Center (e)	165	164	197	184	160	145	170	152	208	167	—	—	—	—
National Pensions (d)	24,994	23,668	25,240	23,904	—	—	—	—	—	—	—	—	—	—
Pensions (d)	—	—	—	—	71,863	69,731	72,520	70,305	75,649	74,612	79,067	78,959	79,412	79,412
Foodstuff Control (f)	2,337	2,326	2,291	2,264	—	—	—	—	—	—	—	—	—	—
Stable Supply of Foodstuff (f)	—	—	—	—	2,617	2,542	2,739	2,642	2,387	2,231	3,047	3,032	2,787	2,760
Agricultural Mutual Aid Reinsurance	107	50	109	62	107	47	93	43	103	62	124	116	104	100
National Forest Service	543	528	427	413	472	473	459	451	498	488	467	467	451	451
National Land Improvement (g)	591	563	521	487	575	481	—	—	—	—	—	—	—	—
Trade Reinsurance	574	6	787	5	853	56	219	65	148	61	201	201	171	171
Compensation Reinsurance for Motor Vehicle Damages (h)	286	219	168	104	140	72	—	—	—	—	—	—	—	—
Automobile Safety (h)	—	—	—	—	—	—	144	72	131	63	123	64	117	60
Infrastructure Development (i)	—	—	—	—	—	—	7,220	6,039	7,131	5,809	3,861	3,861	3,475	3,475
Harbor Improvement (i)	409	385	374	339	360	319	—	—	—	—	—	—	—	—
Airport Improvement (i)	534	442	578	464	663	555	—	—	—	—	—	—	—	—
Labor Insurance	8,907	7,066	8,984	7,110	7,849	6,542	7,935	6,753	7,237	6,869	8,724	8,675	8,655	8,635
Road Construction and Improvement (i)	4,979	4,117	4,787	3,877	4,595	3,812	—	—	—	—	—	—	—	—
Others	4,963	3,949	3,427	2,588	2,791	1,897	782	363	743	318	568	371	515	312

Total Revenues and Expenditures (j)	¥452,141	¥401,184	¥501,536	¥450,580	¥395,920	¥353,283	¥387,740	¥359,198	¥377,893	¥348,060	¥390,345	¥368,036	¥407,892	¥392,777

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2010 Special Accounts are not available.

(b)	The account was combined with certain miscellaneous account under the new account name of “Fiscal Investment and Loan Program” effective JFY 2008.

(c)	The account of “Measures for Petroleum and the Advancement of Energy Demand and Supply Structure” was incorporated in the newly established account of “Measures for Energy” effective JFY 2007.

(d)	The accounts of “Welfare Insurance” and “National Pensions” have been combined under the new account name of “Pensions” effective JFY 2007.

(e)	Account abolished as of March 31, 2010.

(f)	The account of “Foodstuff Control” was combined with certain miscellaneous accounts under the new account name of “Stable Supply of Foodstuff” effective JFY 2007.

(g)	Account abolished effective JFY 2008.

(h)	The account of “Compensation Reinsurance for Motor Vehicle Damages” was combined with certain miscellaneous accounts under the new account name of “Automobile Safety” effective JFY 2008.

(i)	The accounts were combined under the new account name of “Infrastructure Development” effective JFY 2008.

(j)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

Source: Budget, Ministry of Finance.

Government Affiliated Agencies

													JFY 2011
	JFY		JFY		JFY		JFY		JFY		JFY 2010		Revised
	2005		2006		2007		2008		2009		Budget (a)		Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Total	¥4,710	¥4,103	¥4,503	¥3,793	¥2,604	¥2,065	¥1,825	¥1,785	¥1,277	¥1,530	¥2,200	¥3,135	¥1,931	¥2,703

(a)	As of the date of this Annual Report on Form 18-K, the JFY 2010 provisional results are not available.

Source: Budget, Ministry of Finance.

Tax Structure
The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 52.9%, 41.4% and 5.7%, respectively, of the total central government taxes and stamp revenues in the JFY 2011 budget.
The individual national income tax is progressive, with rates currently ranging from 5% to 40% of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The corporate tax is based on a rate of 30% except that, for small and medium corporations, the first ¥8 million of income is taxed at 18%. In addition, individuals and corporations are subject to local income taxation.
In June 2011, the Japanese government announced the “Definite Plan for the Comprehensive Reform of Social Security and Tax”, which states the directions of the social security and tax system reforms. The government will raise the consumption tax rate in stages to 10% by the middle of the 2010s to secure stable financial resources for social security, and the government will take the necessary legislative measures in JFY 2011 to promote the reform of individual income taxation, corporation taxation, consumption taxation, and property taxation.
Fiscal Investment and Loan Program (“Zaito”)
The Fiscal Investment and Loan Program is formulated at the same pace as the General Account budget. The plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.
The Fiscal Investment and Loan Program system was fundamentally changed on April 1, 2001 from a scheme with compulsory deposit of Postal Savings and Pension Reserves into a fund-raising scheme to raise in the financial markets only the necessary amount of funds for Fiscal Investment and Loan Program agencies’ projects.
Under the Zaito plan, funds are lent to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total funds allocated under the initial plan for JFY 2011 is ¥14,906 billion. The sources of funds for the plan in JFY 2011 are the Fiscal Loans (¥10,910 billion), the Industrial Investments (¥291 billion), Government-Guaranteed domestic bonds (¥2,915 billion) and Government-Guaranteed foreign bonds (¥790 billion).
The following table shows the uses of funds allocated under the initial plan for the periods indicated.

	JFY	JFY	JFY	JFY	JFY
	2007	2008	2009	2010	2011
			(in billions)

Housing	¥956	¥862	¥686	¥604	¥578
Living Environment	2,839	2,745	2,937	3,128	2,725
Social Welfare	587	557	541	506	550
Education	810	873	861	1,135	1,176
Small and Medium-sized Businesses	3,000	2,934	4,227	5,673	3,627
Agriculture, Forestry and Fisheries	403	368	425	404	345
National Land Preservation and Reconstruction in the Event of Disaster	345	247	262	243	180
Road Construction	3,164	2,967	2,490	2,426	2,248
Transportation and Communications	385	406	451	436	408
Regional Development	392	401	424	441	467
Industry/Technology	251	323	1,310	1,907	625
Trade/Economic Cooperation	1,030	1,186	1,249	1,454	1,978

Total	¥14,162	¥13,869	¥15,863	¥18,357	¥14,906

DEBT RECORD
There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.
JAPAN PUBLIC DEBT
The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term “floating debt” is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as “funded debt.” Detailed debt tables are presented below.
Japan’s fiscal conditions are extremely severe, with outstanding government bonds expected to reach nearly 668 trillion yen at the end of JFY 2011. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 45.8% under the revised budget for JFY 2010 and 46.8% under the revised budget for JFY 2011. The government endorsed “Fiscal Management Strategy” on June 22, 2010 and subsequently, National Policy Unit of cabinet Secretariat released “FY 2011 Review of Progress of Fiscal Management Strategy” on January 21, 2011. In its strategy, the government made a commitment that central government primary spending (General Account expenditures excluding debt and interest payment) will not exceed the JFY 2010 level over the next three years and will make every effort to ensure that the amount of new government bond issuances in JFY 2011 does not exceed such amount in JFY 2010 (around ¥44 trillion). According to the review, the amount of the government bonds issuance in JFY 2011 budget is ¥44, 298 billion and falls below the JFY 2010 budget’s level of ¥44,303 billion. Moreover, the government developed the fiscal consolidation targets, which were (i) to halve the primary deficit (of both central and local governments) in percent of GDP by JFY 2015 at latest, (ii) to achieve a primary surplus (of both central and local governments) by JFY 2020 at latest, and (iii) to achieve stable reduction in the amount of public debt relative to GDP from JFY 2021. According to the Cabinet Office’s Projections, (i) the primary balance of national and local governments in JFY 2011 is projected to improve by approximately 0.9 percentage points of GDP compared to JFY 2010; and (ii) the public debt-to-GDP ratio in JFY 2011 is projected to increase to 177% compared to 174% in JFY 2010.
Summary of Japan’s Public Debt

	Funded		Floating
At the end of JFY	Internal	External	Internal
	(in billions)	(in thousands)	(in billions)
2006	¥635,639	—	¥198,740
2007	671,148	—	178,091
2008	669,810	—	176,687
2009	696,190	—	186,733
2010	737,325	—	187,034
As of March 31, 2011, Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥41,059 billion and of various external obligations aggregating the equivalent of ¥4,027 billion.
The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2011 for the periods indicated.
Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions)
2012	¥173,902
2013	96,149
2014	74,155
2015	70,931
2016 to 2051	425,814
Total	¥840,952

INTERNAL DEBT
Direct Debt of the Japanese Government
Funded Debt

			Principal
			Amounts
			Outstanding as
			of March 31,
			2011
Title and Interest Rate	Year of Issue	Year of Maturity	(in millions)
1. Bonds
Interest-Bearing Treasury Bond — 40 years, 3 Series (2.2-2.4%)	2007-2011	2048-2050	¥3,199,800
Interest-Bearing Treasury Bond — 30 years, 34 Series (1.1-2.9%)	1999-2011	2029-2041	29,862,625
Interest-Bearing Treasury Bond — 20 years, 110 Series (0.8-6.8%)	1991-2011	2011-2031	117,129,700
Interest-Bearing Treasury Bond — 15 years, 41 Series (variable rate)	2000-2008	2015-2023	39,425,900
Interest-Bearing Treasury Bond — 10 years, 83 Series (0.5-2.0%)	2001-2011	2011-2021	296,763,249
Interest-Bearing Treasury Bond for Individual Investors — 10 years, 33 Series (variable rate)	2003-2011	2013-2021	14,370,706
Inflation-Indexed Bonds —10 years, 16 Series (0.5-1.4%)	2004-2008	2014-2018	4,404,669
Interest-Bearing Treasury Bond — 5 years, 39 Series (0.3-1.5%)	2006-2011	2011-2016	136,255,237
Interest-Bearing Treasury Bond for Individual Investors — 5 years, 20 Series (0.23-1.5%)	2006-2011	2011-2016	10,968,422
Interest-Bearing Treasury Bond for Individual Investors — 3 years, 9 Series (0.11-0.27%)	2010-2011	2013-2014	461,816
Interest-Bearing Treasury Bond — 2 years, 24 Series (0.1-0.4%)	2009-2011	2011-2013	62,348,996
6% Bereaved Family Treasury Bond, 9 Series	2002-2010	2011-2019	6
6% Repatriation Treasury Bond, 8 Series	2001-2008	2011-2018	0
Non-interest Special Benefit Treasury Bond, 1 Series	2003	2013	1
Non-interest Repatriation Special Benefit Treasury Bond, 7 Series	2001-2007	2011-2017	0
Non-interest Special Benefit Treasury Bond IV, 2 Series	2003-2006	2013-2016	10
Non-interest Special Benefit Treasury Bond X, 2 Series	2003-2006	2013-2016	115
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2006	2011	162
Non-interest Special Benefit Treasury Bond XVII, 8 Series	2001-2010	2011-2020	1,402
Non-interest Special Benefit Treasury Bond XXII, 6 Series	2003-2010	2013-2020	97,061
Non-interest Special Benefit Treasury Bond XXIII, 1 Series	2006	2016	8,431
Non-interest Special Benefit Treasury Bond XXIV, 1 Series	2008	2012	40
Non-interest Treasury Bond for Special Condolence VIII, 1 Series	2005	2015	252,768
Non-interest Treasury Bond for Special Condolence IX, 1 Series	2009	2015	7,258
Government Bonds converted from The Japan Expressway Holding and Debt Repayment Agency Bonds	2009	2013-2015	725,355

Total Bonds			¥716,283,730

2. Borrowings
Former Temporary Military Expenditure(a)	1943-1945		¥41,422
Former Japanese National Railways Settlement Corporation	1991	2011	334
Former Japanese National Railways	1987	2011	435,021
Allotment of Local Allocation and Local Transfer Tax	2007	2037	15,180,919
Former Government-Operated Land Improvement Project	2008	2011-2029	318,471
Japan Expressway Holding and Debt Repayment Agency	2009	2011-2023	1,054,365
Former National Centers for Advanced and Specialized Medical Care	2010	2011-2035	110,321
SA for Fiscal Investment and Loan Program (1.1%)	1998	2013	1,601
SA for Energy Policy (0.8-1.9%)	2004-2011	2017-2023	205,950
SA for Stable Food Supply(1.2-1.3%)	2009-2011	2022-2024	41,289
SA for National Forest Service (0.403-3.4%)	1996-2011	2011-2033	1,278,263
SA for Social Infrastructures Improvement (0.0-5.5%)	1992-2011	2011-2041	1,023,633

Total Borrowings			¥19,691,589

Total Direct Internal Funded Debt			¥735,975,319

(a)
Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

			Principal Amounts
			Outstanding as of
			March 31, 2011
Title	Interest	Year of Maturity	(in millions)
1. Bonds
Treasury Discount Bills
Treasury Financing Bills	Non-interest bearing		¥0
Food Financing Bills	Non-interest bearing	2011	331,000
Foreign Exchange Fund Financing Bills	Non-interest bearing	2011	109,313,040
Fiscal Loan Fund Financing Bills	Non-interest bearing		0
Petroleum Financing Bills	Non-interest bearing	2011	1,140,700
Treasury Bills, 12 Series	Non-interest bearing	2011-2012	39,312,290
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	1,340,612
Note in Substitution for Currency of the International Development Association	Non-interest bearing	Payable on demand	80,156
Note in Substitution for Currency of the Asian Development Bank	Non-interest bearing	Payable on demand	5,837
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	106,476
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	48,400
Note in Substitution for Currency of the Multilateral Investment Fund of the Inter-American Development Bank	Non-interest bearing	Payable on demand	4,590
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	4,781
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	25,275
Note in Substitution for Currency of the Climate Investment Funds of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	4,633
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Note in Substitution for Currency of the Common Fund for Commodities (First Account)	Non-interest bearing	Payable on demand	1,523
Government Bonds issued to Development Bank of Japan	Non-interest bearing	Payable on demand	1,350,000

Total Bonds			¥153,070,032

2. Borrowings
Special Account for Local Allocation Tax	0.119-0.6%	2011	¥33,617,295
Special Account for Pension	0.6%	2011	1,479,228
Special Account for Energy Policy	0.141%	2011	217,700

Total Borrowings			¥35,314,224
Total Direct Internal Floating Debt			¥188,384,256

Total Direct Internal Debt			¥924,359,575

Debt Guaranteed by the Japanese Government

				Principal Amounts
				Outstanding as of
				March 31, 2011
Title	Interest	Year of Issue	Year of Maturity	(in millions)
1. Bonds Issued by Government-Affiliated Corporations

Japan Finance Corporation	0.20-1.80%	2001-2011	2011-2020	¥1,876,000
Deposit Insurance Corporation of Japan	0.10-1.50%	2004-2011	2011-2015	3,630,000
Urban Renaissance Agency	0.10-1.30%	2007-2011	2011-2015	1,180,000
Japan Expressway Holding and Debt Repayment Agency	0.10-2.70%	2002-2011	2012-2049	18,852,785
Japan Housing Finance Agency	0.20-1.40%	2001-2010	2011-2013	205,000
Electric Power Development Co., Ltd.	1.40%	2001	2011	35,000
Kansai International Airport Co., Ltd.	0.50-2.40%	2001-2010	2011-2028	387,830
Narita International Airport Corporation	0.60-1.60%	2002-2006	2012-2016	86,563
East Nippon Expressway Co., Ltd.	1.30-2.00%	2005-2009	2015-2019	260,000
Metropolitan Expressway Co., Ltd.	1.30-1.80%	2006-2010	2016-2020	88,300
Central Nippon Expressway Co., Ltd.	1.20-1.90%	2007-2009	2017-2019	250,000
West Nippon Expressway Co., Ltd.	1.30-1.90%	2005-2010	2015-2020	290,400
Hanshin Expressway Co., Ltd.	1.30-1.70%	2007-2010	2017-2020	34,160
Development Bank of Japan	0.40-2.20%	2001-2010	2011-2024	1,033,000
Organization for Promoting Urban Development	0.80-1.50%	2002-2005	2012-2015	2,805
Central Japan International Airport Co., Ltd.	0.40-1.50%	2002-2011	2012-2021	197,880
Japan Finance Organization for Municipalities	0.50-2.20%	2001-2011	2011-2022	9,949,950

Total				¥38,359,674

2. Borrowings of Government-Affiliated Corporations

Deposit Insurance Corporation of Japan	0.132-0.158%	2010-2011	2011-2012	¥462,100
Banks’ Shareholdings Purchase Corporation	0.120-0.190%	2010-2011	2011-2012	500,000
Enterprise Turnaround Initiative Corporation of Japan	0.143%	2011	2011	350,000
Incorporated Administrative Agency—Farmers Pension Fund	0.514-1.664%	2007-2011	2012-2016	400,200
Incorporated Administrative Agency—Agriculture, Forestry and Fisheries Credit Foundations	0.431-1.343%	2007-2010	2011-2014	12,590
Japan Railway Construction, Transport and Technology Agency	0.137-0.200%	2010-2011	2011-2012	54,055
Organization for Environment Improvement around Airport	1.070%	2009	2013	153
Japan Oil, Gas and Metals National Corporation	0.144-1.030%	2008-2011	2011-2014	468,774
Environmental Restoration and Conservation Agency of Japan	0.258-1.040%	2009-2011	2012-2014	12,300
Japan Expressway Holding and Debt Repayment Agency	0.129-0.147%	2010-2011	2011-2012	265,000
Japan Environmental Safety Corporation	0.243-1.621%	2007-2011	2011-2015	121,600
Organization for Promoting Urban Development	0.180%	2011	2012	52,900

Total				¥2,699,673
Total Internal Debt Guaranteed by the Japanese Government				¥41,059,346

EXTERNAL DEBT
Debt Guaranteed by the Japanese Government

				Principal Amounts
				Outstanding as of
				March 31, 2011
	Interest	Year of Loan	Year of Maturity	(in thousands)

Japan Finance Corporation	1.500-5.250%	2004-2011	2011-2016		$17,900,000
	4.375-4.500%	2003-2004	2013-2014		€1,250,000
	2.125%	2006	2012	SFr	250,000
	1.100%	2004	2011		¥40,000,000
Japan Expressway Holding and Debt Repayment Agency	4.625%	2003	2013		$550,000
Development Bank of Japan	2.750-6.875%	1999-2011	2011-2017		$4,200,000
	4.750-5.625%	2001-2007	2011-2027		€1,450,000
	1.050-2.300%	1998-2007	2012-2028		¥505,000,000
Japan Finance Organization for Municipalities	4.000-5.000%	2005-2011	2015-2021		$3,200,000
	5.750%	1999	2019		£150,000
	4.500%	2004	2014		€900,000
	1.350-2.000%	2002-2008	2012-2018		¥525,000,000

	Totals by currency				$25,850,000
				SFr	250,000
					£150,000
					€3,600,000
					¥1,070,000,000
SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS
The following table sets forth information relating to Japan’s obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 31, 2010.

Organization	Subscription Amount
	(in millions)
International Monetary Fund	$20,212	(a)
International Bank for Reconstruction and Development	15,321	(b)
International Development Association	39,536	(c)
International Finance Corporation	141	(d)
Multilateral Investment Guarantee Agency	97	(e)
International Fund for Agricultural Development	441	(f)
Asian Development Bank	25,513	(g)
African Development Bank	1,839	(h)
African Development Fund	3,384	(i)
European Bank for Reconstruction and Development	2,399	(j)
Inter-American Development Bank	5,050	(k)
Inter-American Investment Corporation	24	(l)
Multilateral Investment Fund	570	(m)

(a)	Equivalent of SDR13,312.8 million as of March 31, 2010.

(b)	As stated in IBRD Financial Statements as of June 30, 2010.

(c)	As stated in IDA Financial Statements as of June 30, 2010.

(d)	As stated in IFC Financial Statements as of June 30, 2010.

(e)	As stated in MIGA Financial Statements as of June 30, 2010.

(f)	As stated in IFAD Financial Statements as of December 31, 2010.

(g)	As stated in ADB Financial Statements as of December 31, 2010.

(h)	As stated in AfDB Financial Statements as of December 31, 2010. Equivalent of UA 1,194 million.

(i)	As stated in AfDF Financial Statements as of December 31, 2010. Equivalent of UA 2,197 million.

(j)	As stated in EBRD Financial Statements as of December 31, 2010. Equivalent of €1,790 million.

(k)	As stated in IDB Financial Statements as of December 31, 2010.

(l)	As stated in IIC Financial Statements as of December 31, 2010.

(m)	As stated in MIF Financial Statements as of December 31, 2010.